1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 7, 2018

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ClearBridge Select Fund (the “Fund”), a series of Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 420 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Mr. Gregory:

The Trust, on behalf of the Fund, filed the Amendment on July 12, 2018 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of September 10, 2018. The Trust, on behalf of the Fund, plans to make a post-effective amendment filing to delay the effective date to September 13, 2018. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned, Neesa P. Sood of Willkie Farr & Gallagher LLP and Tara Gormel of Legg Mason & Co., LLC on August 22, 2018. For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter. References to page numbers are based on the redline against the current effective Prospectus and SAI as provided to you on July 26, 2018.

General

Comment No. 1: Comments with regard to one disclosure are applicable to similar disclosure appearing elsewhere in the registration statement.

Response: The Fund confirms that it has applied its responses to comments to any similar disclosure across the registration statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2: In the 485(b) filing, please update or complete any information in the Amendment that is missing or that is included in brackets.

Response: The Fund will update or complete any information in the Amendment that is missing or that is included in brackets in the 485(b) filing.

Comment No. 3: Please file your response to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the Amendment in order to give the staff enough time to adequately review the responses.

Response: The Fund is filing this response to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the Amendment.

Fees and Expenses Table and Example Table

Comment No. 4: In footnote 2 to the fees and expenses table, please include a reference to Class A2 shares. Please also add a corresponding footnote to the “Maximum sales charges imposed on purchases” line item for Class A2 shares since this class is also subject to waivers of sales charges.

Response: The Fund will update footnote 2 as follows (new language is bold and underlined):

2 Shareholders purchasing Class A and Class A2 shares through certain Service Agents or in certain types of accounts may be eligible for a waiver of the sales charge. For additional information, see “Sales charges” in the Prospectus.

The Fund will also add a reference to the corresponding footnote to the “Maximum sales charges imposed on purchases” line item for Class A2 shares.

Comment No. 5: In footnote 2 to the fees and expenses table, please supplementally explain why “Other expenses” are estimated for both Class A2 and Class R shares for the current fiscal year.

Response: The Fund estimated the expenses for Class A2 and Class R shares because they currently do not have any shares outstanding.

Comment No. 6: In the text in the “Example” section, please include disclosure indicating that the example calculation includes the fee waiver for as long as it expected to continue, if accurate. See Instruction 4 to Item 3 of Form N-1A.

Response: The Fund confirms that the Example reflects fee waivers for as long as they are expected to continue. The Fund has not added the requested disclosure to the narrative to the Example as it is not required by Form N-1A and would be unnecessarily duplicative by repeating information about the fee waiver arrangement that is noted immediately above in the fees and expenses table.

Principal investment strategies

Comment No. 7:

(i)	Please disclose the percentage of the Fund’s assets that you expect to invest in fixed income securities and disclose the upper and lower ranges of the junk bonds in which the Fund will invest.

Response: The Fund respectfully submits that its disclosure, which provides that “[w]hile the Fund expects to invest primarily in equity and equity-related securities, the fund may also invest in fixed income securities, including lower-rated, high yielding debt securities (commonly known as “junk” bonds)” is sufficient. The Fund takes an unconstrained approach to investing and therefore reserves the flexibility to make opportunistic investments in fixed-income securities, including high yielding debt securities.

(ii)

Briefly explain the methodology that the Fund will use for investing in fixed income securities as it is included as a principal investment strategy. If investing in fixed income securities is not a principal investment strategy, then move that disclosure (including the risk disclosure) elsewhere to the Prospectus or in the SAI.

Response: The reference is intended to explain that the Fund is actively managed and can invest in fixed income securities in an amount that could arise to a principal investment strategy during the coming year.

The Fund will update the disclosure as follows (added language in bold and underlined):

The Fund may invest in fixed income securities when the portfolio manager believes such securities will provide more attractive total return opportunities compared to other investments.

Comment No. 8: In the third paragraph of the section titled “Principal investment strategies,” the following disclosure is included: “The fund uses a bottom-up investment methodology for equity securities selection that relies extensively on fundamental research to identify companies with strong growth prospects and/or attractive valuations. The fund’s holdings may deviate significantly from its performance benchmark.” Please explain in Item 9 in narrative disclosure why the Fund’s holdings may deviate significantly form the Fund’s benchmark.

Response: The Fund will update the disclosure as follows (added language in bold and underlined):

The fund uses a bottom-up investment methodology for equity securities selection that relies extensively on fundamental research to identify companies with strong growth prospects and/or attractive valuations, without regard to a benchmark. As a result, the ~~The~~ fund’s holdings may deviate significantly from its performance benchmark.

Comment No. 9: In the fourth paragraph of the section titled “Principal investment strategies,” the following disclosure is included: “The fund uses a focused approach of investing in a smaller number of issuers, which may result in significant exposure to certain industries or sectors.” Please disclose any significant sectors or industries in which the Fund is invested and include any related risk factors.

Response: The Fund will update the disclosure as follows (added language in bold and underlined):

The fund uses a focused approach of investing in a smaller number of issuers, which may result in significant exposure to certain industries or sectors, such as the information technology and internet technology services.

The Fund will also add the following risk disclosure in Item 4:

Information technology sector risk. Information technology companies face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by the loss or impairment of those rights.

Internet technology sector risk. Companies in the rapidly changing field of internet technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve.

The Fund will also add the following risk disclosure in Item 9:

Information technology sector risk. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Internet technology sector risk. Companies in the rapidly changing field of internet technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. The internet technology area may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve.

Comment No. 10: Please disclose that the Fund is non-diversified given that there is a principal risk factor titled “Non-diversification risk.”

Response: The Fund will add the following disclosure to the sections titled “Principal investment strategies” and “More on the fund’s investment strategies, investments and risks”:

The fund is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.

Principal risks

Comment No. 11: In the section titled “Principal risks,” please include extension risk and prepayment and call risk, if applicable.

Response: The Fund will update the disclosure as requested.

Comment No. 12: Please note the investments that may generally experience liquidity issues.

Response: The Fund respectfully submits that the disclosure is adequate as written, as “Liquidity risk” is a general principal risk applicable to the Fund’s portfolio and describes the factors that may cause a security or market to experience liquidity issues and its potential impact on the Fund.

In addition, information regarding individual security types and markets can be found in the security or market specific risk disclosure. For example, the risk factor titled “Fixed income securities risk” under “Principal risks” discusses that fixed income securities are subject to market risk, which is described as “the risk that the fixed income markets may become volatile and less liquid”, the risk factor titled “Privately placed securities risk” under “Principal risks” discusses that privately placed securities “may have limited liquidity”, the risk factor titled “Foreign investments and emerging markets risk” under “Principal risks” discusses that “[f]oreign countries in which the fund may invest may have markets that are less liquid”. The risk factor titled “Derivative risk” under “More on risks investing in the fund” discusses that “[d]erivatives also tend to involve greater liquidity risk”. The risk factor titled “Credit risk” under “More on risks investing in the fund” discusses that below investment grade securities “tend to be less liquid”.

Performance

Comment No. 13: In the section titled “Performance” the disclosure related to the bar chart provides: “The table shows the average annual total returns of each class of the fund that has been in operation for at least one full calendar year and also compares the fund’s performance with the average annual total returns of an index or other benchmark.” This disclosure references an “other benchmark;” however, the bar chart only includes the Russell 3000 Index as the broad measure of market performance as required by Item 4(b)(2)(i) of Form N-1A. Please describe the “other benchmark.”

Response: The Legg Mason complex of mutual funds uses this disclosure across its funds in an effort to standardize disclosure. The Fund believes that it is accurate disclosure as it notes “an index or other benchmark (underline added)”. While this Fund does not have an “other benchmark,” other funds in the complex have customized benchmarks. The Fund respectfully declines to update its disclosure.

Comment No. 14: Item 4(b)(2)(ii) of Form N-1A requires the year-to-date return information as of the most recent calendar quarter for a fund whose fiscal year is not a calendar year should be disclosed below the chart. This fund’s fiscal year appears to be October 31. Accordingly, please provide this information as of June 30, 2018 or the most recent calendar quarter for which such information is available.

Response: The Fund will provide the information as requested as follows:

The year-to-date return as of the most recent calendar quarter, which ended June 30, 2018, was 21.90%.

Management – Portfolio managers

Comment No. 15: In accordance with Item 5(b) of Form N-1A, please include the month and year that the portfolio manager began managing the Fund.

Response: The Fund will update the disclosure as follows:

Portfolio manager: Aram Green. Mr. Green (a Portfolio Manager and a Managing Director of ClearBridge) has been portfolio manager for the fund since November 2012~~its inception~~.

More of the fund’s investment strategies, investments and risks

Important Information

Comment No. 16: Please clarify in the caption whether the narrative disclosure following relates to the Fund’s principal investment strategies, investments and risks. Please review and revise to disclose only those strategies, investment and risks that are principal to the Fund. Please revise Item 4 to include a summary of these principal investments and strategies and related risk factors or move the disclosure to either “additional fund investments” or the SAI, as applicable. Similarly, please include any other principal risk factors indicated below in the Item 4 summary, as applicable. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Fund respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Fund’s principal investment strategies are identified under the headings “Principal investment strategies,” in Item 4 while more information on such strategies, as well as additional information, is provided in the section titled “More on the fund’s investment strategies, investments and risks” in Item 9. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors.

Comment No. 17: In the section titled “Real Estate Investment Trusts (REITs),” please include disclosure (if applicable) with respect to any subprime exposure with respect to the Fund’s investments in REITs. Please also update the “REITs risk” disclosure accordingly.

Response: The Fund confirms that it currently does not have any subprime exposure with respect to the Fund’s investment in REITs.

Comment No. 18: In the section titled “Percentages and other limitations” the disclosure provides: “The fund’s compliance with its investment limitations and requirements described in this Prospectus is usually determined at the time of investment. If such a percentage limitation is complied with at the time of an investment, any subsequent change resulting from a change in asset values or characteristics will not constitute a violation of that limitation.” Please include a carveout for borrowings as percentage limitations for borrowings occur at the time of investment and thereafter.

Response: The “Percentage and other limitations” subsection of the Prospectus states that the referenced language applies only to the investment limitations that are described “in this Prospectus.” The Fund’s investment limitation on borrowings is described only in the Fund’s SAI. The Fund respectfully believes its current disclosure is sufficient.

Selection Process

Comment No. 19: In the section titled “Selection process,” the following disclosure was added: “The portfolio managers utilize the subadviser’s fundamental research analysts who integrate industry and company-specific ESG (environmental, social and governance) analysis and engage with company management regarding the extent to which they promote best practices on ESG issues.” Please disclose the specific criteria used by the subadviser in assessing an issuer’s ESG values. For example, does the subadviser utilize certain reference indexes, third party ratings, or certain screens, including any significant factors. Please summarize such disclosure in Item 4.

Response: The Fund will update the disclosure as follows (added language in bold and underlined):

The portfolio managers utilize the subadviser’s fundamental research analysts who, using their industry expertise, determine the material ~~integrate industry and company-specific~~ ESG (environmental, social and governance) factors facing both individual companies and industry sectors; these factors may include, but are not necessarily limited to, environmentally- friendly product initiatives, labor audits of overseas supply chains and strong corporate governance. The choice of ESG factors for any particular company reflects the specific industry ~~analysis and engage with company management regarding the extent to which they promote best practices on ESG issues~~.

The Fund respectfully submits that the placement of this disclosure is sufficient.

Comment No. 20: The section titled “Selection process,” includes the following disclosure: “In addition, the fund may invest in companies the portfolio manager believes to be emerging companies relative to potential markets (italics added).” Please clarify in disclosure what this means, specifically with respect to “emerging companies relative to potential markets.”

Response: The Fund will update the disclosure as follows (added language in bold and underlined):

In addition, the fund may invest in companies the portfolio manager believes to be emerging in new or existing ~~companies relative to potential~~ markets.

More on risks of investing in the fund

Comment No. 21: Clarify in the caption titled “More on risks of investing in the fund” if the risk disclosures provided are the principal risks of the Fund. Any of the risk disclosures that are non-principal should be moved to a new section with that title in the Prospectus or moved to the SAI.

Response: The Fund respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Fund’s principal risks are identified under the heading “Principal risks” in Item 4, while more information on such risks, as well as additional risk information, is provided in the section titled “More on fund’s investment strategies, investments and risks” in Item 9. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors.

Comment No. 22: In the risk factor titled “ETF risk,” please add disclosure regarding additional risks of investing in ETFs, such as trading halts and lack of active markets.

Response: The Fund will update the disclosure as requested as follows (added language bold and underlined):

ETF risk. Investing in an ETF will give the fund exposure to the securities comprising the index on which the ETF is based and will expose the fund to risks similar to those of investing directly in those securities. Unlike shares of typical mutual funds or unit investment trusts, shares of ETFs are traded on an exchange and may trade throughout a trading day. ETFs are bought and sold based on market values and not at net asset value, and therefore, may trade at either a premium or discount to net asset value. However, the trading prices of index-based ETFs tend to closely track the actual net asset value of the underlying portfolios. The fund will generally gain or lose value on holdings of an ETF consistent with the performance of the index on which the ETF is based. The fund will indirectly bear its proportionate share of the management fees and other expenses that are charged by the ETF in addition to the management fees and other expenses paid by the fund. The fund will also pay brokerage commissions in connection with the purchase and sale of shares of ETFs. Investments in ETFs are subject to the risk that the listing exchange may halt trading of an ETF’s shares, in which case the fund would be unable to sell its ETF shares until trading is resumed. There can be no assurance that an active trading market for shares of an ETF will develop or be maintained by market makers or authorized participants.

Comment No. 23: The risk factor titled “Leveraging risk” includes the following disclosure: “The value of your investment may be more volatile if the fund borrows or uses derivatives or other investments that have a leveraging effect on the fund’s portfolio.” Please clarify what is meant by the “other investments” that result in leverage.

Response: The Fund will update the disclosure as requested as follows (added language bold and underlined):

The value of your investment may be more volatile if the fund borrows or uses instruments, such as derivatives, ~~or other investments~~ that have a leveraging effect on the fund’s portfolio.

More on fund management

Comment No. 24: In the section titled “More on fund management,” please provide information related to assets under management (AUM) as of a more recent date than December 31, 2017.

Response: The Fund will update the AUM information as of June 30, 2018.

Management fee

Comment No. 25: The section titled “Management fee” includes the following disclosure: “For the fiscal year ended October 31, 2017, the fund did not pay LMPFA an effective management fee for management services.” Please supplementally explain why no management fees were paid to LMPFA for the prior fiscal year.

Response: An “effective” management fee takes into account fee waivers. For the Fund’s last fiscal year, fees waived were greater than the management fee and so the Fund did not pay a management fee.

Comment No. 26: Please update the date of the annual report that includes the discussion regarding the basis of the Board of Trustees’ approval of the Fund’s management and subadvisory agreements.

Response: The Fund will update the disclosure as requested as follows:

A discussion regarding the basis for the Board’s approval of the fund’s management agreement and subadvisory agreements is available in the fund’s Semi-Annual Report for the period ended April 30, ~~2017~~2018.

Additional information

Comment No. 27: The section titled “Additional information” includes the following disclosure: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived (italics added).” Please replace the italicized language with “other than rights conferred by federal or state securities laws.”

Response: The disclosure currently states that: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.” The statement does not assert that rights conferred by federal and state securities laws can be waived. It states only that the

Prospectus and the SAI do not give rise to a contract with the shareholder, and that the shareholder’s rights under the Prospectus and SAI are based on federal and state securities laws. Nevertheless, the Legg Mason funds will consider making a complex-wide disclosure change to clarify this disclosure.

Comparing the fund’s classes

Comment No. 28: With respect to the section titled “Comparing the fund’s classes,” please confirm that all financial intermediaries/service agents are subject to the terms relating to each share class disclosed in the table other than those described in Appendix A.

Response: The Fund confirms that all financial intermediaries/service agents are subject to the terms relating to each share class disclosed in the table other than those described in Appendix A.

Comment No. 29: In the section titled “Comparing the fund’s classes,” please include a cross reference to Appendix A: Waivers and Discounts Available from Certain Service Agents.

Response: The Fund will update the disclosure as requested as follows (added language bold and underlined):

The following table compares key features of the fund’s classes. You should also review the fee table and example at the front of this Prospectus carefully before choosing your share class. Your Service Agent can help you choose a class that may be appropriate for you. Please contact your Service Agent regarding the availability of Class FI, Class R or Class IS shares or, if you plan to purchase shares through the fund, contact the fund. You may be required to provide appropriate documentation confirming your eligibility to invest in these share classes. Your Service Agent may receive different compensation depending upon which class you choose. For more information please see the appendix located at the end of this Prospectus titled “Appendix: Waivers and Discounts Available from Certain Service Agents”.

Sales charges

Comment No. 30: The section titled “Sales charges – Qualifying for a reduced Class A or Class A2 sales charge” includes the following disclosure: “Certain records, such as account statements, may be necessary in order to verify your eligibility for a reduced sales charge.”

(i)	Please describe any other information or records that may be necessary for a shareholder to provide the Fund or Service Agent in order verify eligibility for breakpoint reduction.

Response: The disclosure will be updated as follows:

~~Certain records, such as~~ Account statements~~,~~ may be necessary in order to verify your eligibility for a reduced sales charge.

(ii)

Please also disclose the information indicated in Instructions 4(i)(A)-(C) as well as Instruction 4(ii) to Item 12 (Distribution Arrangements) of Form N-1A, if applicable. For example, please describe specifically the types of accounts at the Fund or Service Agent that may be combined, such as retirement accounts.

Response: The Fund respectfully submits that its disclosure is sufficient.

Comment No. 31: The sections titled “Sales charges – Waivers for certain Class A and Class A2 investors” and “Sales charges – Contingent deferred sales charge waivers” include the following disclosure:

“If you want to learn about additional waivers of Class A and Class A2 initial sales charges, contact your Service Agent or the fund, consult the SAI or visit the Legg Mason funds’ website, www.leggmason.com/mutualfunds, and click on the name of the fund. On the selected fund’s page, scroll to the bottom of the page and click on the disclosure labeled “Click here for Legg Mason Funds sales charge and breakpoint information.”

and

“If you want to learn about additional waivers of contingent deferred sales charges, contact your Service Agent or the fund, consult the SAI or visit the Legg Mason funds’ website, www.leggmason.com/mutualfunds, and click on the name of the fund. On the selected fund’s page, scroll to the bottom of the page and click on the disclosure labeled “Click here for Legg Mason Funds sales charge and breakpoint information.”

Please explain in narrative disclosure, the meaning of “additional waivers.” We note that all information relating to waivers of initial sales charges, contingent deferred sales charges or discounts should be located in the Prospectus or in the Appendix to the Prospectus. There should be no additional waivers offered by the Fund or a Service Agent that are not disclosed in either the Prospectus or the Appendix to the Prospectus.

Response: The Fund confirms that all waivers are disclosed in the Prospectus or an Appendix except for the information required by Item 17(d) and Item 23(b) of Form N-1A, which is included in the SAI, as applicable.

The disclosure will be updated as follows (added language in bold and underlined):

“~~If you want to learn about~~ For additional information regarding waivers of Class A and Class A2 initial sales charges, contact your Service Agent or the fund, consult the SAI or visit the Legg Mason funds’ website, www.leggmason.com/mutualfunds, and click on the name of the fund. On the selected fund’s page, scroll to the bottom of the page and click on the disclosure labeled “Click here for Legg Mason Funds sales charge and breakpoint information.”

and

“~~If you want to learn about~~ For additional information regarding waivers of contingent deferred sales charges, contact your Service Agent or the fund, consult the SAI or visit the Legg Mason funds’ website, www.leggmason.com/mutualfunds, and click on the name of the fund. On the selected fund’s page, scroll to the bottom of the page and click on the disclosure labeled “Click here for Legg Mason Funds sales charge and breakpoint information.”

Comment No. 32: The section titled “Sales charges – Contingent deferred sales charge waivers” includes the following disclosure (italics added):

The contingent deferred sales charge for each share class will generally be waived:

•	On payments made through certain systematic withdrawal plans

•	On certain distributions from a Retirement Plan

•	For Retirement Plans with omnibus accounts held

Please disclose parenthetically the distributions referred to in the second bullet point above.

Response: The types of distributions contemplated by the term “certain distributions from a Retirement Plan” include required minimum distributions when an individual reaches age 70  1⁄2 and tax free refunds of excess contributions. The Fund understands that Form N-1A contemplates layered disclosure with respect to sales charge waivers, and Item 12(a)(2) states that a Fund may indicate, if applicable, that additional information is available in the SAI. The Fund believes that the general reference to certain retirement distributions is more appropriate in the Prospectus, with the additional details regarding contingent deferred sales charge waivers on required minimum distributions at age 70  1⁄2 and on refunds of excess contributions being available in the SAI. We believe that the existing language appropriately identifies the class of individuals or transactions to which the arrangements apply in accordance with Item 12(a)(2).

Statement of Additional Information (SAI)

Comment No. 33: Please update disclosure in the SAI, responsive to Items 17 to 20, to reflect the calendar or the fiscal dates specified by Form N-1A instructions.

Response: The Fund will update the disclosure as requested.

Comment No. 34: Page 20 under “Use of Segregated and Other Special Accounts” includes the following disclosure: “Use of many hedging and other strategic transactions including market index transactions by the fund will require, among other things, that the fund segregate cash, liquid securities or other assets with its custodian, or a designated sub-custodian, to the extent the fund’s obligations are not otherwise “covered” through ownership of the underlying security or financial instrument (italics added).” The disclosure indicates that the Fund will “segregate cash, liquid securities or other assets.” Per Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), and relevant staff guidance, please explain the meaning of “other assets” or delete the phrase.

Response: The Fund will update the disclosure to say “segregate cash or other liquid assets,” consistent with the guidance under Release 10666.

Comment No. 35: Page 21 under “Use of Segregated and Other Special Accounts” includes the following disclosure: “OCC-issued and exchange-listed options sold by the fund other than those described above generally settle with physical delivery, and the fund will segregate an amount of assets equal to the full value of the option (italics added).” Please replace the word “assets” with “liquid assets.”

Response: The Fund will update the disclosure as requested.

Comment No. 36: The disclosure on page 23 under “Swaps, Caps, Floors and Collars” indicates that the Fund may write credit default swaps (“CDS”). Please note that the staff’s position is, that if the fund writes CDS, the Fund will segregate the full notional amount to cover the obligation of the CDS. In addition, if the Fund purchases CDS, the Fund will segregate the unpaid premiums plus the amount of any early termination penalties relating to the CDS. Please revise the disclosure accordingly.

Response: We note the staff’s position regarding coverage of credit default swaps that the Fund writes, and are not aware with any requirement for the Fund in purchasing CDS, to segregate the unpaid premiums plus the amount of any early termination penalties related to the CDS. The Fund supplementally confirms that the Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Inv. Co. Act Rel. No. 10666 (Apr. 18, 1979), the staff’s related no-action letters, and other published staff interpretative materials.

Comment No. 37: Pursuant to our prior comments provided to you with respect to series of the Legg Mason ETF Equity Trust, please remove the disclosure regarding the discretion to permit investment without limit in securities of foreign governments and issuers domiciled in a single jurisdiction or country. See Dear Registrant Letter dated January 3, 1991.

Response: The Fund has revised its disclosure with respect to the treatment of securities issued by foreign governments. The disclosure has been revised as follows (added disclosure in bold and underlined):

“With respect to the fundamental policy relating to concentration set forth in (7) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; ~~securities of foreign governments~~ and repurchase agreements collateralized by any such obligations.

Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country; however, the Trust understands that the SEC staff considers securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration. The policy also will be interpreted to give broad authority to the fund as to how to classify issuers within or among industries.”

The Fund notes that it intends to comply with the guidance provided in the Dear Registrant Letter dated January 3, 1991 and may in the future indicate “when and under what specific conditions any changes between concentration and non-concentration will be made.”

The Fund respectfully declines to remove the disclosure that provides that “there will be no limit on investment in issuers domiciled in a single jurisdiction or country.” The Fund notes that Section 8(b)(1) of the 1940 Act and Item 16(c)(1)(iv) of Form N-1A require disclosure of a fund’s policy with respect to concentration in an industry or group of industries, so the Fund will determine its compliance with its concentration policy on the basis of the issuer’s industry, not on the basis of the issuer’s domicile.

* * *

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

Cc:	Tara Gormel, Esq., Legg Mason & Co., LLC

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP